U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of MAY 2003

                        MERCURY PARTNERS & COMPANY INC.
             (Exact Name of Registrant as specified in its charter)

    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                                 (604) 689-7565
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          []  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes         No   X
                                        ----       ----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

                                [GRAPHIC OMITED]



                         Mercury Partners & Company Inc.

                      2002 Annual Report and Proxy Circular



                                 www.mercury.ca
                                 --------------



                   This document requires shareholders to make important decisions and requires your immediate attention.

     Mercury Partners & Company Inc. is a publicly traded financial services company engaging in merchant banking and private equity activities with operations in Canada and the United States. Mercury's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize the strategic value of the companies it invests in.

     Long-term investments include meaningful equity ownership in publicly traded or private companies. Such investments at the end of 2002 included approximately 19% of the capital stock of North Group Limited and approximately 16% of Cybersurf Corp.

                                 www.mercury.ca


                                *   *   *   *   *


                                TABLE OF CONTENTS

The  Corporation                                                 3
Business  of  the  Corporation                                   3
Directors'  Profiles                                             6
Management's  Discussion  and  Analysis  of  Financial
     Condition  and  Results  of  Operations                     7
Shareholder  Information                                        11
Independent  Auditor's  Report                                  12
Audited  Consolidated  Financial  Statements  &  Notes          13
Notice  of  Annual  Meeting  of  Shareholders                   30
Proxy  Circular                                                 31
Return  Card  (to  be  removed  and  returned)                  41

                                 To be returned
Proxy  Card                                                     Separate

                                 THE CORPORATION

     Mercury Partners & Company Inc. (the "Corporation") was originally incorporated in 1952 under the Canada Corporations Act. The Corporation continued under the Canada Business Corporations Act in 1980 and amalgamated with Metanetix Corporation and Canadian Capital Financial Markets (C.C.F.M.) Inc. on January 1, 1995. The Corporation changed its name on January 22, 1999 from "Hariston Corporation" to "Midland Holland Inc." On January 24, 2000, the Corporation was continued under the Business Corporations Act (Yukon) under the name "Mercury Partners & Company Inc.". On December 28, 2001, the Corporation amalgamated with Pacific Mercantile Company Limited.

     At a special meeting of shareholders held on August 25, 1998, the slate of nominee directors proposed by a dissident shareholder was elected. Following the change in directorship, the Corporation initiated a comprehensive restructuring plan which included changing the focus of the Corporation's business from investing in a wide variety of start-up or early stage businesses to engaging primarily in private equity and merchant banking activities.

     In this document, unless the context otherwise requires, the "Corporation" refers to Mercury Partners & Company Inc. and its subsidiaries.


                           BUSINESS OF THE CORPORATION

          The Corporation is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Corporation's investment objective is to acquire influential ownership in companies and, through direct involvement, bring about the changes required to realize their potential value. The Corporation concentrates on returns on investment and cash flow to build long-term shareholder value. Accordingly, the Corporation continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

     The Corporation is dedicated to reviewing meaningful investment opportunities in public or private businesses that meet any of the following criteria:

(a) businesses that demonstrate consistently high earnings and free cash flow;

(b) companies priced at a significant discount in terms of net asset value, earnings multiples or other valuation criteria;

(c) publicly traded companies with unallocated working capital over $5 million and discontinued business operations;

(d) troubled businesses where value to the shareholders would be enhanced by resolving financial or non-financial problems and/or restructuring; or

(e) companies with under performing management, but where the underlying business value is still evident.

     The Corporation assists companies in developing their business through active involvement in capital financing, acquisitions, business strategy development and execution. The Corporation develops innovative solutions for projects that are practical, responsible and pragmatic in their implementation. However, the Corporation takes a cautious approach to new initiatives, selectively allocating capital and concentrating on areas where its financial and management expertise can be best applied.

     The  Corporation's  shares  are  quoted on the NASD OTC Bulletin Board (the
"OTC") in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars, under the symbol "MYP.U". Pending approval by the U.S. Securities and Exchange Commission, the OTC will be replaced by the Bulletin Board Exchange (BMX) in 2004 The Corporation expects that its shares will be quoted on the BMX at such time.

PRIVATE  EQUITY

     The Corporation's private equity operations include reviewing investment opportunities in undervalued companies or assets, management or leveraged buy-outs and turn around or workout situations. In furtherance of this strategy, the Corporation often advises and assists in the restructuring of enterprises that are under financial distress or have defaulted on their debt obligations. The following is a brief description of the Corporation's private equity operations.

Undervalued  Companies  or  Assets

     The Corporation seeks influential ownership in companies or assets whose intrinsic values are not fully reflected in their price. Specifically, the Corporation invests in businesses that demonstrate consistently high earnings and free cash flow and companies priced at a significant discount in terms of net asset value, earning multiples or other valuation criteria. The Corporation works to bring about the changes required to realize the strategic value of those companies.

Management  and  Leverage  Buy-Outs

     The Corporation invests and assists in arranging financing for a management or succession leveraged buy-out of a business. The Corporation invests in equity and mezzanine securities arising from leveraged acquisitions and recapitalizations and other similar types of transactions, which involve significant financial leverage. The Corporation structures transactions that allow owners to sell part of their equity in advance of their departure while maintaining management continuity.

Turn-around  or  Workouts

     The Corporation invests in the securities of distressed or troubled companies or assets where the business value is evident, but the company suffers from financial or non-financial difficulties. The Corporation also invests in companies with under performing management, but where the underlying business value is still evident. The Corporation works to bring about the change required to realize the strategic value of these businesses.

MERCHANT  BANKING

     The Corporation's merchant banking operations include financial and management services for corporate finance transactions, including mergers and acquisitions, bridge financing and corporate restructurings. Through merchant banking partnerships, the Corporation provides companies and their management with investment capital and financial direction. The Corporation receives fees for services provided, including options and other conversion privileges to participate as an equity investor in businesses to which merchant banking services have been provided. The following is a brief description of the Corporation's merchant banking operations.

Mergers  &  Acquisitions

     The Corporation is active in public company mergers and acquisitions transactions, including unsolicited takeover bids. The Corporation assists companies in identifying and financing acquisitions and provides recommendations regarding financial restructuring.

Bridge  Financing

     The Corporation provides short-term bridge financing to corporations to assist in capital transactions or to further the clients' business plans. While the time period for which capital is committed varies according to the nature of each transaction, the Corporation endeavours to ensure repayment terms of between three and 12 months and is protected by the underlying security of the operation being financed or through client guarantees.

Corporate  Restructuring

     The Corporation provides creative and responsible solutions to restructure businesses and their balance sheets to improve profitability. In certain circumstances, a corporation's financial flexibility is enhanced by the Corporation acquiring loans owing to the client's traditional lenders, which are then restructured on financial terms consistent with the client's immediate requirements.

                                 *   *   *   *

                               DIRECTORS' PROFILES


NAME OF DIRECTOR                   PRINCIPAL OCCUPATION
----------------                   --------------------
TOM  S.  KUSUMOTO                  President, Managing Director of Mercury
  President  &  Director           Partners & Company Inc., since 1998;
  Calgary,  Alberta                Director of North Group Limited since 2001;
                                   Director of Wavefire.com Inc. since 2001;
                                   formerly  corporate  finance  analyst  with
                                   Haywood  Securities  Inc. (investment  bank).

TIAN  KUSUMOTO
  Secretary & Director             Vice President, Secretary and Partner of Mercury
  Vancouver, British Columbia      Partners & Company Inc. since 1998; Director of
                                   North Group Limited since 2001; Director of
                                   Infiniti Resources International Ltd. since 1997.

ALEX  W.  BLODGETT                 Managing  Director,  Corporate Finance,
  Director                         Evans & Evans, Inc.; Director of Mercury
  Vancouver, British Columbia      Partners  & Company Inc. since 1998; Director of
                                   North Group Limited since 2001; formerly  Vice
                                   President  of Oxford Bancorp Inc.; a partner with
                                   Gordon Capital Corporation (Canadian investment
                                   and merchant bank); formerly, Vice President of
                                   Corporate  Finance  with  Bankers  Trust  Company
                                   (US  investment  bank).


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis of the financial condition and results of operations of the Corporation for the three years ended December 31, 2002, 2001 and 2000 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Corporation's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. For a reconciliation of the Corporation's financial statements included herein to U.S. GAAP, see Note 17 to the financial statements. Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's presentation.

     Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Corporation and its directors or officers, primarily with respect to the future market size and future operating performance of the Corporation and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

LIQUIDITY  AND  CAPITAL  RESOURCES

     The Corporation's principal assets consist of securities, loans and notes and other receivables, long term investments and stock of its direct subsidiaries. The Corporation continuously evaluates its existing operations and investigates possible acquisitions of new businesses and dispositions of businesses in order to maximize its ultimate economic value to shareholders. Accordingly, while the Corporation does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this annual report), further acquisitions, divestitures, investments and changes in capital structure are possible.

     The Corporation's principal source of funds are its available cash resources, bank financing, public financing and the financial services fees generated from the Corporation's merchant banking activities and investment gains from the Corporation's private equity operations. The Corporation has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

     At December 31, 2002, the Corporation's readily available cash and cash equivalents increased to $656,580, compared to $301,383 the previous year. Additional sources of liquidity at December 31, 2002 included $14,629 in marketable securities and $51,001 in loans, notes and other receivables, compared to $394,346 and $1,015,982, respectively, at December 31, 2001. Total current assets at December 31, 2002 fell to $722,210 from $1,711,711 from the year earlier.

     In 2002, operations produced cash of $974,464 compared to using cash of $233,106 during fiscal 2001 due largely to the decrease in marketable securities during the year.

     Investing activities used cash of $619,267 during fiscal 2002 compared to $565,162 in fiscal 2001. The Corporation produced cash of $4,358 from investing activities during fiscal 2000. The fall in cash used from investing was due to the repayment of loans, notes and receivables during the year. Also as previously discussed, the Corporation acquired significant shareholdings in Cybersurf Corp. during fiscal 2002 which resulted in the use of cash of $619,267 classified as purchase of long-term assets.

FINANCIAL  POSITION

     Total assets of the Corporation at December 31, 2002 were $2.3 million, compared to $2.7 million at December 31, 2001. The Corporation's long-term assets included meaningful equity ownership in the following companies:

North  Group  Limited  (formerly  Takla  Star  Resources  Ltd.)

     North Group is a mining and investment company with cash and marketable securities of approximately Cdn $3.7 million and trades on the TSX Venture Exchange (symbol: NOR).

     Mercury owned 19% of the issued and outstanding shares of North Group as of the year ended December 31, 2002. The shareholders of North Group elected a dissident board of directors supported by Mercury, at the corporation's 2001 annual general meeting held on June 6, 2001. Following the election of Mercury's nominees to the board of North Group, the management of the corporation embarked on a program to deliver increased value by reducing overhead costs and disposing of all non-performing assets or investments.

Cybersurf  Corp.

     As of December 31, 2002, Mercury owned 16% of the issued and outstanding shares of Cybersurf, a Canadian independent internet service provider (ISP) whose share price, in our view, was suffering from a combination of misguided business strategy, poor corporate governance and high overhead. As of December 31, 2002, Cybersurf held over Cdn $5 million in cash holdings. Mercury was unsuccessful in having its nominees elected to the board of Cybersurf at the corporation's annual general meeting held on November 28, 2002. In April 2003, Mercury has requested a meeting of Cybersurf shareholders which has been called for December 16, 2003.

     The Corporation's liabilities were reduced to $141,781 in fiscal 2002 from $163,009 in fiscal 2001.

SHAREHOLDERS'  EQUITY

     Shareholders' equity declined to $2.1 million in fiscal 2002 from $2.7 million in fiscal 2001 due largely to the net loss incurred during the year which was a result of the write down of loans, notes and receivables. The Corporation had 8,183,733 shares issued and outstanding as of December 31, 2002, of which 2,250,219 were held in treasury for cancellation. The Corporation plans to cancel shares held in treasury in 2003.

OPERATING  RESULTS

     The Corporation operates in both the United States and Canada and, as such, the Corporation's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Corporation reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains and losses from these translations are recorded on the statement of operations.

     Realized investment gains or losses are a recurring element in the Corporation's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Corporation's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

The Corporation's financial results for the past three years are summarized below.


                                                 YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------
                                         2002              2001             2000
                                     ------------      ------------     ------------
 Revenue                             $  184,341        $  121,164       $   501,813
 Expenses                               161,700           282,899           499,533
 Net Income (loss)                     (373,039)         (828,618)           74,015
 Net Income (loss) per basic share         0.06              0.17              0.02


     Revenues during fiscal 2002, 2001 and 2000 were generated from the Corporation's merchant banking operations and investment income from the Corporation's private equity investments. In fiscal 2002, the Corporation's revenues increased to $184,341 compared to the previous years when the Corporation reported revenues of $121,164 and $501,813 for the periods ended December 31, 2001 and 2000, respectively.

     Expenses declined for the third year in a row to $161,160 in fiscal 2002 compared to $282,899 and $449,533 in fiscal 2001 and 2000, respectively, due largely to the decline in general and administrative costs. Management continues to focus on reducing general and administration expenses. The Corporation did not pay management fees in 2002 but paid management fees of $120,000 in both 2001 and 2000.

     During the year ended December 31, 2002, the Corporation recorded a charge of $361,558 as a result of the write-off of loans, notes and receivables.

     The Corporation reported a net loss of $373,039 in fiscal 2002 compared to a loss of $828,618 in fiscal 2001. The Corporation earned a profit of $74,015 in fiscal 2000. Basic and diluted earnings (loss) per common share were $0.06 and $0.17 in fiscal 2002 and 2001, respectively. The Corporation earned $0.02 a share during fiscal 2000.

     The Corporation and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

INFLATION

     The Corporation does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

FOREIGN  CURRENCY

     The Corporation's operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations. The Corporation translates foreign assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Gains and losses arising from restatement of foreign currency financial statements are reflected in the statement of operations for the year.



                                  *   *   *   *

                             SHAREHOLDER INFORMATION


Mercury endeavors to keep shareholders informed of the Corporation's progress. The Corporation publishes reports to shareholders on a quarterly basis, including a comprehensive Annual Report for Foreign Private Issuers (Form 20-F) with the U.S. Securities and Exchange Commission. These reports, together with shareholder meeting materials and statutory filings, are reviewed and approved by the board of directors.

U.S.  STOCK  QUOTATION
Mercury's common stock is quoted on the OTC Bulletin Board under the symbol "MYPIF". The latest information on Mercury's U.S. share price can be found on our website or at .

CANADIAN  STOCK  EXCHANGE  LISTING
Mercury's common stock is listed for trading in U.S. dollars on the TSX Venture Exchange (TSX Venture) under the symbol "MYP.U". The latest information on Mercury's Canadian share price in U.S. dollars can be found on our website or at

REGISTRAR  &  TRANSFER  AGENT
ComputerShare Investor Services Inc. maintains the stockholder certificate records for the Corporation. All requests relating to any stock ownership change, stockholder change of address or lost stock certificates should be directed to: ComputerShare Investor Services Inc., Suite 200, 510 Burrard Street, Vancouver, British Columbia, V6B 5C6 Canada.

REPORTING  JURISDICTIONS
Mercury  is subject to the regulations of the Securities and Exchange Commission
(SEC) in the United States as they apply to foreign companies and files with the SEC a Form 20-F and other information as required. Mercury is a reporting issuer in the provinces of British Columbia and Manitoba in Canada. A copy of the Form 20-F, as filed with the SEC, may be obtained by writing to: Mercury Partners & Company Inc., Office of Corporate Relations and Investor Relations, Postal Box 28051 Harbour Centre, Vancouver, British Columbia, V6B 5L8 Canada.

CORPORATE  OFFICE

The  Landing  Building             Phone:     (604)  689-7533
Ste.613,  375  Water  Street       Facsimile: (604)  683-9681
Vancouver,  British  Columbia      Website:   www.mercury.ca
V6C  5C6  Canada

                          INDEPENDENT AUDITORS' REPORT




To  the  Shareholders  of
Mercury  Partners  &  Company  Inc.


We have audited the consolidated balance sheets of Mercury Partners & Company Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.






                                                        DAVIDSON & COMPANY
Vancouver, Canada                                       Chartered Accountants
February  5,  2003

                         MERCURY PARTNERS & COMPANY INC.

                           CONSOLIDATED BALANCE SHEETS
                           (Expressed in U.S. dollars)


                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                    2002              2001
                                                                -----------      -----------
ASSETS
CURRENT
 Cash and cash equivalents                                      $   656,580       $  301,383
 Marketable securities (Note 4)                                      14,629          394,346
 Loans, notes and receivables (Note 5)                               51,001        1,015,982
                                                                -----------       ----------
 Total current assets                                               722,210        1,711,711

LONG-TERM INVESTMENTS, COST (Note 6)                                972,318          931,575
LONG-TERM INVESTMENTS, EQUITY (Note 6)                              560,549             -
CAPITAL ASSETS (Note 7)                                              14,641           20,699
                                                                 ----------       ----------
                                                                 $2,269,718       $2,663,985
                                                                 ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
 Accounts payable and accrued liabilities                        $  123,067       $   92,649
 Marketable securities sold short (Note 8)                             -              70,360
 Due to related party (Note 13)                                      18,714             -
                                                                 ----------       ----------
 Total current liabilities                                          141,781          163,009
                                                                 ----------       ----------

SHAREHOLDERS' EQUITY
 Capital stock
 Authorized unlimited number of common shares issued and
   outstanding 8,183,733 shares at December 31, 2002 and 2001     3,456,139       3,456,139
 Additional paid-in capital                                         971,859         971,859
 Less:  Treasury stock - 2,250,219 common shares (2001 -
    2,250,219)                                                   (1,294,050)     (1,294,050)
 Deficit                                                         (1,006,011)       (632,972)
                                                                 ----------      ----------
                                                                  2,127,937       2,500,976
                                                                 ----------      ----------
                                                                 $2,269,718      $2,663,985
                                                                 ==========      ==========


ORGANIZATION  AND  OPERATIONS  (Note  1)
CONTINGENCIES  (Note  11)
COMMITMENT  (Note  12)


The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. dollars)


                                                            DECEMBER 31,
                                              ---------------------------------------
                                                 2002          2001           2000
                                              ----------    ----------    -----------
REVENUE                                       $ 184,341     $  121,164    $ 501,813
                                              ---------     ----------    ---------

EXPENSES
 Amortization                                     6,058          8,607        9,158
 General and administrative expenses            154,102        134,032      242,830
 Directors and management fees                    1,273        127,842      129,222
 Interest expense                                   267         12,418       68,323
 Total expenses                                 161,700        282,899      449,533
                                              ---------     ----------    ---------
INCOME (LOSS) BEFORE OTHER ITEMS                 22,641       (161,735)      52,280
                                              ---------     ----------    ---------

OTHER INCOME (EXPENSE)
 Equity loss                                    (17,975)          -            -
 Write-down of marketable securities            (16,147)      (753,858)        -
 Write-off of loans, notes and receivables     (361,558)        (3,425)        -
 Excess accrual of accounts payable                -            93,029       91,940
 Loss on settlement of lawsuits (Note 11)          -            (2,629)     (70,205)
 Total other income (expense), net             (395,680)      (666,883)      21,735
                                              ---------     ----------    ---------
NET INCOME (LOSS) FOR THE YEAR                $(373,039)    $ (828,618)   $  74,015
                                              =========     ==========    =========
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE   $   (0.06)    $    (0.17)   $    0.02

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                  5,933,514     4,851,401    4,532,423


The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                           (Expressed in U.S. dollars)


                                         Common Shares                              Treasury Shares
                                 -----------------------------                 --------------------------
                                                               Additional                                 Retained
                                     Number                      Paid-in        Number                     Earnings
                                   of Shares       Amount        Capital       of Shares      Amount      (Deficit)       Total
                                 -------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999       4,532,623    $ 2,608,777    $     -          (200)      $    (2,180)  $    121,631   $2,728,228
 Net income for the year                -              -             -            -                -           74,015       74,015

BALANCE AT DECEMBER 31, 2000       4,532,623      2,608,777          -          (200)           (2,180)       195,646    2,802,243
 Shares issued for purchase of
   PMCL (Note 3)                   3,681,310        849,542          -            -                 -             -        849,542
 Shares cancelled                    (30,200)        (2,180)         -           200              2,180           -           -
 Treasury shares held for
   cancellation (Note 3)                -             -          971,859     (2,250,219)      (1,294,050)         -       (322,191)
 Loss for the year                      -             -             -             -                -         (828,618)    (828,618)
                                 --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001       8,183,733      3,456,139      971,859     (2,250,219)      (1,294,050)    (632,972)    2,500,976
 Loss for the year                      -             -             -             -                 -        (373,039)    (373,039)
                                 --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002       8,183,733    $ 3,456,139    $ 971,859     (2,250,219)     $(1,294,050) $(1,006,011)   $2,127,937
                                 ==================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                                     - 19 -
                         MERCURY PARTNERS & COMPANY INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Expressed in U.S. dollars)


                                                                       DECEMBER 31,
                                                         -----------------------------------------
                                                             2002          2001           2000
                                                         ------------  ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) for the year                          $  (373,039)  $ (828,618)    $    74,015
 Items not affecting cash:
   Amortization                                                6,058        8,607           9,158
   Equity loss                                                17,975          -               -
   Write-off of loans, notes and receivables                 361,558        3,425             -
   Write-down of marketable securities                        16,147      753,858             -
   Excess accrual of accounts payable                           -         (93,029)        (91,940)

 Changes in non-cash working capital items:
   (Increase) decrease in marketable securities              363,570      205,613      (1,114,383)
   (Increase) decrease in loans, notes and receivables       603,423     (323,477)        355,930
   Increase (decrease) in marketable securities sold
     Short                                                   (70,360)      66,751        (103,205)
   Increase (decrease) in accounts payable and
     accrued liabilities                                      30,418      (26,236)       (129,240)
   Increase (decrease) in due to related party                18,714          -           (50,257)
   Increase in assets held for sale                             -             -           222,573
                                                         -----------   ----------     -----------
 Net cash provided by (used in) operating activities         974,464     (233,106)       (827,349)
                                                         -----------   ----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of capital assets                           -             196           4,358
 Acquisition of long-term investments                       (619,267)    (636,222)            -
 Acquisition costs for purchase of PMCL (Note 3)                -         (79,099)            -
 Cash acquired on purchase of PMCL (Note 3)                     -         149,963             -
 Net cash provided by (used in) investing activities        (619,267)    (565,162)          4,358
                                                         -----------   ----------     -----------

CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR          355,197     (798,268)       (822,991)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 301,383    1,099,651       1,922,642
                                                         -----------   ----------     -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $   656,580   $  301,383     $ 1,099,651
                                                         ===========   ==========     ===========
AS REPRESENTED BY:
 Cash                                                    $   658,580   $  301,383     $    51,234
 Security deposit                                               -            -          1,229,811
 Bank indebtedness                                              -            -           (181,394)
                                                         -----------   ----------     -----------
                                                         $   658,580   $  301,383     $ 1,099,651
CASH PAID DURING THE YEAR FOR INTEREST                   $       267   $   12,418     $    68,323
CASH PAID DURING THE YEAR FOR INCOME TAXES               $        -    $      -       $        -
                                                         ===========   ==========     ===========


SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS  (Note  14)

The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


1.     ORGANIZATION  AND  OPERATIONS

     Mercury Partners & Company Inc. (the "Company") is organized under the Yukon Business Corporations Act. On December 28, 2001, the Company amalgamated with Pacific Mercantile Company Limited (Note 3). The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.


2.     SIGNIFICANT  ACCOUNTING  POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

     Use  of  estimates
     The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles  of  consolidation
     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

     Cash  and  cash  equivalents
     Cash  and  cash  equivalents  include  highly  liquid  investments  with an
original  maturity  of     three     months  or  less.

     Marketable  securities
     Marketable securities are recorded at the lower of cost or quoted market value on an aggregate basis.

     Loans,  notes  and  receivables
     Provisions are made for doubtful accounts and loan losses on an individual basis.

     Investments
     Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company's share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis and reported as long-term investments. Cost of investments includes acquisition costs of shares as well as legal and consulting costs related to maintaining the Company's interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

     Capital  assets  and  amortization
     Capital assets are recorded at cost less accumulated amortization. Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture  and  equipment                                               5  years
Computer  equipment                                                     3  years
Leasehold  improvements                                                 5  years

     Foreign  currency  translation
     The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

     Revenue  recognition
     Revenue consists principally of gains or losses from trading securities, interest income from loans, other receivables, investments of cash and cash equivalents, and management and merchant banking fees. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided. Gains and losses from trading are recorded when securities are disposed of.

     Earnings  (loss)  per  share
     The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. This calculation proved to be anti-dilutive for the years ended December 31, 2002 and 2001. There was no dilutive effect for the year ended December 31, 2000 as the stock price was lower than the exercise price of the stock options, warrants and similar instruments.

     Basic earnings (loss) per share is calculated using the weighted-average number of common shares outstanding during the year.

     Stock-based  compensation
     The Company has adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The Company is permitted, and has elected to adopt, the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements of either the current period or prior periods presented.

     Income  taxes
     Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

     Comparative  figures
     Certain comparative figures have been reclassified to conform to the current year's presentation.


3.     BUSINESS  COMBINATION

     In June 2001, Pacific Mercantile Company Limited ("PMCL") which owned 2,250,219 common shares, or approximately 49.5% of the Company, began discussions concerning the amalgamation of the two companies.

     On September 26, 2001, shareholders of the Company and PMCL approved the amalgamation of the Company, PMCL and a wholly-owned subsidiary of the Company ("Amalco") (collectively the "Amalgamation"). Under the terms of the Amalgamation, which became effective as of September 28, 2001, each common share of PMCL was exchanged for five common shares of the Company resulting in 3,681,310 shares of the Company being issued to the shareholders of PMCL. The
2,250,219 common shares of the Company owned by PMCL are held in treasury for cancellation. The carrying value of these shares was $322,191. The return to treasury resulted in a reduction of the capital stock of the Company of $1,294,050 and the difference of $971,859 being recorded as "additional paid-in capital" on the Company's balance sheet.

     The acquisition of PMCL was between related parties and was accounted for by the purchase method. Since the acquisition was a non-monetary transaction between related parties, the net assets of PMCL were recorded at book values. The purchase has been recorded as follows:


Cash  and  cash  equivalents                                  $  149,963
Receivables                                                       63,629
Loans  and  notes  receivable                                      1,585
Investments  in  and  advances  to  affiliated  companies        617,544
Marketable  securities                                           176,878
Capital  assets                                                    2,009
Accounts  payable  and  accrued  liabilities                     (82,967)
Acquisition  costs                                               (79,099)
                                                              ----------
Value  of  shares  issued                                     $  849,542
                                                              ==========

     The consolidated balance sheet includes the accounts of the Company and PMCL. The consolidated statements of operations and cash flows for the 2001 fiscal year include the

Company's results of operations and cash flows from January 1, 2001 and PMCL's results of operations and cash flows from September 28, 2001 (date of acquisition).


4.     MARKETABLE  SECURITIES

     Marketable  securities  at December 31, 2002 had an aggregate quoted market
value  of  $93,908     (2001  -     $394,346).


5.     LOANS,  NOTES  AND  RECEIVABLES
                                                 2002             2001
                                            -------------------------------
Loans  and  notes  receivable               $    33,346       $    345,638
Receivables                                      17,655            670,344
                                            -------------------------------
                                            $    51,001       $  1,015,982
                                            ===============================

     Included in loans and notes receivable at December 31, 2001 was an outstanding convertible debenture of $200,000 which bore interest at 10% per annum and was to mature on August 23, 2004. The debenture was convertible into common shares of the borrower at the rate of CDN$11.00 per common share. The debenture was secured and subordinated to certain future senior indebtedness. The debenture, as well as $161,558 in loans and notes receivable, were written-off during the current year as management determined the balances to be uncollectable. Also included in loans and notes receivable are secured loans and notes receivable bearing interest ranging from 10% to 18% per annum totaling $33,346 (2001 - $145,638).

     Included in receivables is an amount of $Nil (2001 - $471,372) relating to the sale of Mobile Energy Systems Inc. (Note 6).


6.     LONG-TERM  INVESTMENTS
                                                 2002             2001
                                            -------------------------------
Long-term  investments,  cost               $  972,318         $  931,575
Long-term  investments,  equity                560,549               -
                                            -------------------------------
                                            $1,532,867         $  931,575
                                            ===============================

     Long-term  investments,  cost
     Long-term investments carried at cost consist of shares of publicly traded companies which have a quoted market value at December 31, 2002 of $458,886 (2001 - $990,781).

     Long-term  investments,  equity
     As at December 31, 2001, the Company held an approximate 15% interest in the common shares of North Group Limited ("North Group"). The Company purchased an additional 380,000 shares at a cost of $101,620 during the current year, resulting in a 19% equity interest in the common shares of North Group. Since the companies also have common directors, the Company has significant influence over North Group and in the current year has recorded an equity loss totalling $17,975. During the year ended December 31, 2001, this investment was carried as a marketable security.

     At December 31, 2002, the Company's interest in the book value of North Group's net assets totalled $429,012, while the aggregate market value of the Company's interest at December 31, 2002 was $380,493. The investment is carried at $560,549 and has not been written down as the Company considers the decline to be temporary and that there is no permanent impairment in value.

     The Company acquired a 37.5% interest in Mobile Energy Systems Inc. ("Mobile") in 2001 as a result of the acquisition of PMCL (Note 3). Mobile, a private company incorporated in Alberta, was formed in 1988 by PMCL and the current management of Mobile. On December 31, 2001, the Company sold its interest in Mobile for total consideration of $471,372 (CDN$750,000) which was included in receivables at December 31, 2001 (Note 5). The Company was released from its guarantees provided on behalf of Mobile.

7.     Capital Assets


                                    2002                                     2001
                  ---------------------------------------      -----------------------------------
                                Accumulated      Net                       Accumulated     Net
                  Cost         Amortization    Book Value      Cost      Amortization   Book Value
                  ---------------------------------------      -----------------------------------
Furniture and
 Equipment        $ 31,565     $ 23,057        $   8,508       $ 31,565  $ 19,142       $ 12,423
Computer
 Equipment          48,630       42,674            5,956         48,630    40,620          8,010
Leasehold
 improvements        3,586        3,409              177          3,586     3,320            266
                 ----------------------------------------      ----------------------------------
                 $  83,781     $ 69,140        $  14,641       $ 83,781  $ 63,082       $ 20,699
                 ========================================      ==================================


8.     MARKETABLE  SECURITIES  SOLD  SHORT

     Marketable  securities  sold short at December 31, 2002 had a quoted market
value  of  $Nil  (2001  -     $70,360).


9.     STOCK  OPTIONS

     During the years ended December 31, 2002, 2001 and 2000, no stock options were granted, exercised, forfeited or cancelled.

     The  following  is  a summary of the status of stock options outstanding to
former  management  at     December  31,  2002:


                                       Outstanding Options           Exercisable Options
-------------------------------------------------------------------------------------------
                                            Weighted
                                             Average        Weighted               Weighted
                                            Remaining        Average                Average
                       Number              Contractual       Exercise    Number    Exercise
Exercise Price        of Shares           Life (Years)        Price    of Shares    Price
-------------------------------------------------------------------------------------------
    $1.25              120,000                 2              $1.25     120,000      $1.25


10.     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, marketable securities, loans, notes, and receivables, accounts payable and accrued liabilities, and due to related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments. The Company does not believe it is subject to any significant concentration of credit risk. Although cash and cash equivalents balances are held in excess of federally insured limits, they are in place with major financial institutions and major corporations. Loans and notes receivable are secured by assets. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

     Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates, and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that maybe undertaken.


11.     CONTINGENCIES

     Environmental  contingencies
     The Company disposed of its minerals recovery project in 1995. In connection with this project, the Company was subject to various United States federal, state and local statutes, rules and regulations relating to environmental matters, including provisions related to mine reclamation and the discharge of materials into the environment. The Company may still be held liable for environmental clean-up costs notwithstanding indemnifications obtained from the property lessor and property owners. Currently, no environmental liabilities have been identified or accrued in these consolidated financial statements.

     S.E.C.  Investigation
     In August 1997, the United States Securities and Exchange Commission (the "SEC") and the British Columbia Securities Commission requested documents and information from the Company and other parties with respect to an investigation being conducted by the SEC. The Company is not named in the investigation.

     Litigation
     The Company has been notified of certain legal claims. However, in the opinion of management these claims are without merit and no provision has been made for them in the accounts.

12.     COMMITMENT

     The Company is committed to the following annual payments under a long-term
lease  for     premises:

     2003                                            $  19,192
     2004                                               21,616
     2005                                                1,818


13.     RELATED  PARTY  TRANSACTIONS

     A balance of $18,714 (2001 - $Nil) is owing to an investee company with common directors. The balance is without interest or stated terms of repayment.

     As part of the Company's merchant banking activities, the Company usually appoints a representative to the client company's board of directors. Accordingly, such transactions are deemed to be related party transactions in nature.

     The  Company  entered into the following transactions with related parties:

          a)     Paid  or  accrued  $Nil  (2001  - $119,535; 2000 - $119,798) in
management  fees  to  private     companies  of  the executive management of the
Company.

          b)     Sold  an  investment in a debenture to an investee company with
common  directors  at  a     price  equal  to  the  carrying  amount of $71,012.

          c)     Recovered  acquisition  costs  of  $Nil (2001 - $91,810; 2000 -
$Nil)  from  an  investee     company  with  common  directors  for expenditures
related  to  proxy  solicitation  costs.

     These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


14.     SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS

     There  were  no  significant  non-cash  transactions  during the year ended
December  31,  2002.  Significant  non-cash  transactions  for  the  year  ended
December  31,  2001  included:

          a)  The  Company issuing 3,681,310 common shares to acquire PMCL (Note
3).

b) The Company canceling 30,200 common shares returned to treasury with a value of $2,180.

     There were no significant non-cash transactions during the year ended December 31, 2000.

15.     INCOME  TAXES

     A reconciliation of income tax expense at Canadian statutory rates with the reported taxes is as follows:


                                                             2002        2001       2000
                                                          ---------------------------------
Income (loss) before income taxes                         $(373,039)  $(828,618)  $  74,015
                                                          =================================

Income taxes (recovery)                                   $(147,700)  $(369,564)  $  33,766
Equity loss                                                   7,118        -           -
Expenses recognized for tax purposes                        (44,398)    (10,436)       -
Unrecognized (recognized) benefit of non-capital losses     184,980     380,000     (33,766)
                                                          ---------------------------------
Total income taxes                                        $    -      $    -      $    -
                                                          =================================


Details  of  the  Company's  future  income  tax  assets  are  as  follows:


                                                      2002          2001
                                                  --------------------------
Future income tax assets:
 Non-capital losses available for future periods  $   944,009   $ 1,100,500
 Capital assets                                        64,453        71,400
 Other items                                           27,916        58,000
                                                  -------------------------
                                                    1,036,378     1,229,900
Valuation allowance                                (1,036,378)   (1,229,900)
                                                  -------------------------
                                                  $     -       $      -
                                                  =========================


     The Company has non-capital losses of approximately $2,511,000 available to reduce future years taxable income which expire from 2003 to 2009. The Company also has net capital losses of approximately $4,049,000 which can be carried forward indefinitely and applied against future years taxable capital gains.

     Future  tax  benefits  of  these  losses  have  been  offset by a valuation
allowance  and  have  not  been     recognized  in  these consolidated financial
statements.


16.     SEGMENTED  INFORMATION

     The Company has determined that it has one operating and reportable segment, being the financial services industry, in Canada. Services include private equity and merchant banking and asset-based commercial lending as described in Note 1.


17.     DIFFERENCES  BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
ACCOUNTING     PRINCIPLES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP") and in SEC Regulation S-X are described and quantified below.

     The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:


                                                               2002         2001
                                                           ------------------------
BALANCE SHEETS
Current assets, Canadian GAAP                               $  722,210   $1,711,711
Unrealized holding gains on trading securities                  79,279       59,206
                                                            -----------------------
Current assets, U.S. GAAP                                      801,489    1,770,917

Long-term investments, cost, Canadian GAAP                     972,318      931,575
Unrealized holding loss on available-for-sale securities      (513,432)           -
                                                            -----------------------

Long-term investments, cost, U.S. GAAP                         458,886      931,575
Long-term investments, equity, Canadian GAAP and U.S. GAAP     560,549            -
Capital assets, Canadian GAAP and U.S. GAAP                     14,641       20,699
                                                            -----------------------
Total assets, U.S. GAAP                                     $1,835,565   $2,723,191
                                                            =======================

Total liabilities, Canadian GAAP and U.S. GAAP              $  141,781   $  163,009
                                                            -----------------------

Shareholders' equity, Canadian GAAP                         $2,127,937   $2,500,976
Unrealized holding loss on available-for-sale securities      (513,432)      59,206
Unrealized holding gain on trading securities                   79,279            -
                                                            -----------------------
Shareholders' equity, U.S. GAAP                              1,693,784    2,560,182
                                                            -----------------------
Total liabilities and shareholders' equity, U.S. GAAP       $1,835,565   $2,723,191
                                                            =======================



                                                          2002        2001        2000
                                                      ------------------------------------
STATEMENTS OF OPERATIONS
Income (loss), Canadian GAAP                          $(373,039)    $(828,618)  $   74,015
Unrealized holding gain on trading securities            79,279          -       1,080,445
                                                      ------------------------------------
Income (loss), U.S. GAAP                              $(293,760)    $(828,618)  $1,154,460
                                                      ====================================
Basic and diluted income (loss) per share, U.S. GAAP  $   (0.05)    $   (0.17)  $     0.25
                                                      ====================================


At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from net loss per share was 120,000.

     There is no impact on cash flows as the adjustments to the carrying values of marketable securities and long-term investments required under U.S. GAAP are comprised of unrealized holding gains and losses only.

     Stock-based  compensation
     Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires companies to establish a fair market value based method of accounting for stock-based compensation plans. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". Accordingly, compensation cost for cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option price.

     Under Canadian GAAP, the reporting of stock-based compensation expense in the Company's consolidated financial statements was not required for the years ended December 31, 2001 and 2000. New accounting and disclosure standards were introduced under Canadian GAAP (see Note 2) for fiscal years ending December 31, 2002.

     No stock-based compensation has resulted from the use of SFAS 123 during the years ended December 31, 2002, 2001 and 2000.

     Marketable  securities
     For Canadian GAAP purposes, short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations. Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

     Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS 115, the Company's investment in marketable securities in the amount of $14,629 would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $972,318 would be classified as available-for-sale securities.


                                            Gross         Gross
                               Carrying   Unrealized    Unrealized    Market
                                 Value       Gain          Loss       Value
                               ----------------------------------------------
2002
Trading securities             $  14,629    $  79,279    $    -     $  93,908
Available-for-sale securities    972,318         -        (513,432)   458,886
                               ----------------------------------------------
                               $ 986,947    $  79,279    $(513,432)  $552,794
                               ==============================================



                                             Gross        Gross
                                Carrying   Unrealized   Unrealized     Market
                                 Value        Gain         Loss        Value
                               -----------------------------------------------
2001
Trading securities             $  394,346   $      -     $     -    $  394,346
Available-for-sale securities     931,575       59,206         -       990,781
                               -----------------------------------------------
                               $1,325,921   $   59,206   $     -    $1,385,127
                               ===============================================


     Equity  investments
     U.S. GAAP requires disclosure of summarized financial information for significant equity investments while Canadian GAAP does not. The Company's investment in its equity investee represents approximately 25% of the Company's total assets. Summarized financial information of North Group (audited in accordance with Canadian GAAP) for the year ended December 31, 2002 is as follows:


                                                  2002
                                            ----------------
OPERATING RESULTS
 Revenues                                    $   53,697
 Operating loss                                 (93,969)
 Net loss                                       (93,969)
 Comprehensive loss                             (93,969)
                                             ==========
FINANCIAL POSITION
 Current assets                              $1,711,916
 Non-current assets                             606,616
                                             ----------
 Total assets                                 2,318,532
                                             ==========

 Current liabilities                         $   86,038
 Non-current liabilities                           -
 Capital stock                                2,336,457
 Deficit                                       (103,963)
                                             ----------
 Total liabilities and stockholders' equity  $2,318,532
                                             ==========


     The financial position and results of operations have been translated from Canadian to U.S. dollars at rates in effect at December 31, 2002.

     Comprehensive  income
     Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners. Under Canadian GAAP, the reporting of comprehensive income is not required.

     Comprehensive  income  (loss)  is  as  follows:


                                                2002        2001        2000
                                             -----------------------------------
Income (loss) under U.S. GAAP                $(293,760)  $(828,618)  $1,154,460
Other comprehensive income:
 Unrealized gain (loss) on investments        (513,432)     59,206         -
                                             -----------------------------------
Comprehensive income (loss) under U.S. GAAP  $(807,192)  $(769,412)  $1,154,460
                                             ===================================


     Recent  accounting  pronouncements
     In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.


     In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

     In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

     In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

     In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

     In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

     In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

     The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.


                                    * * * *

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 19, 2003

                                *   *   *   *   *
TO:     The  Shareholders  of  Mercury  Partners  &  Company  Inc.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Mercury Partners & Company Inc. (the "Corporation") will be held in Vancouver, British Columbia, at Suite 613, 375 Water Street, on Thursday, the 19th day of June, 2003, at 8:00 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the comparative financial statements of the Corporation for the financial year ended December 31, 2002, together with the report of the auditors thereon;

2.     To  elect  two  Class  I  directors  of  the  Corporation;

3. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration for the ensuing year;

4. To consider and, if thought fit, to pass, with our without variation, a special resolution in substantially the form of the Resolution set out in Schedule "A" to the accompanying Proxy Circular relating to the Meeting, authorizing a reduction in the capital stock account of the Corporation; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Proxy Circular, a Form of Proxy, the comparative financial statements of the Corporation for the financial year ended December 31, 2002, and a form whereby shareholders may request to be added to the Corporation's supplemental mailing list. The accompanying Proxy Circular provides information relating to the matters to be dealt with at the Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the accompanying Form of Proxy in accordance with the instructions set out in the Form of Proxy and in the Proxy Circular accompanying this Notice of Meeting. A proxy will not be valid unless it is deposited at the office of the Corporation c/o Suite 1280-625 Howe Street, Vancouver, B.C. V6C 2T6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED  at  Vancouver,  British  Columbia,  this  15th  day  of  May,  2003.

                  BY  ORDER  OF  THE  BOARD  OF  DIRECTORS

                  /s/  Tom  S.  Kusumoto
                  --------------------------
                  Tom  S.  Kusumoto
                  President

================================================================================
  IF YOU ARE A NON-REGISTERED SHAREHOLDER OF THE CORPORATION AND RECEIVE THESE MATERIALS THROUGH YOUR BROKER OR THROUGH ANOTHER INTERMEDIARY, PLEASE COMPLETE
AND RETURN THE MATERIALS IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED TO YOU BY
  YOUR BROKER OR BY THE OTHER INTERMEDIARY. FAILURE TO DO SO MAY RESULT IN YOUR
         SHARES NOT BEING ELIGIBLE TO BE VOTED BY PROXY AT THE MEETING.
================================================================================

                            MANAGEMENT PROXY CIRCULAR

   INFORMATION PROVIDED AS AT MAY 15, 2003 FOR THE ANNUAL AND SPECIAL MEETING OF
            SHAREHOLDERS TO BE HELD ON JUNE 19, 2003 (THE "MEETING").

                                *   *   *   *   *
THIS MANAGEMENT PROXY CIRCULAR (THE "PROXY CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF MERCURY PARTNERS & COMPANY (THE "CORPORATION") FOR USE AT THE MEETING, AND AT ANY ADJOURNMENTS THEREOF, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING DATED MAY 15, 2003 (THE "NOTICE OF MEETING".)

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Notice of Meeting, Form of Proxy (the "Proxy") and this Proxy Circular will be mailed to shareholders of the Corporation (the "Shareholders") commencing on or about May 20, 2003. In this Proxy Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.


                             RECORD DATE AND NOTICE

The directors of the Corporation have set the close of business on May 15, 2003 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Advance notice of the record date for the Meeting was published in The Globe and Mail on Monday, April 28, 2003. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a Shareholder of record transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Corporation, c/o Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.


                           APPOINTMENT OF PROXYHOLDERS

THE PERSONS NAMED IN THE ACCOMPANYING PROXY AS PROXYHOLDERS ARE BOTH DIRECTORS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY OR BY COMPLETING ANOTHER PROPER PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO THE CORPORATION C/O SUITE 1280-625 HOWE STREET, VANCOUVER, B.C. V6C 2T6, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME FIXED FOR THE MEETING OR ANY ADJOURNMENTS THEREOF.

                                VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the Shareholder appointing them, on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Proxy Circular, the board of directors of the Corporation (the "Board") knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER WITH RESPECT TO ANY MATTER IDENTIFIED IN THE PROXY OR ANY AMENDMENT OR VARIATION TO SUCH MATTER, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE PROXY WILL VOTE THE SHARES REPRESENTED THEREBY IN FAVOUR OF SUCH MATTER AND FOR SUBSTITUTE NOMINEES OF MANAGEMENT FOR DIRECTORS, IF NECESSARY.


                             NON-REGISTERED HOLDERS

ONLY  REGISTERED  HOLDERS  OF  COMMON  SHARES,  OR  THE  PERSONS THEY APPOINT AS
PROXYHOLDERS, ARE PERMITTED TO VOTE AT THE MEETING. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Proxy Circular, and Proxy relating to the Meeting (collectively, the "Meeting Materials") to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive the Meeting Materials will receive from his or her Intermediary a voting instruction form, which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the common shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder should deposit this form of proxy with the Corporation in accordance with the instructions set out above. NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES, INCLUDING THOSE REGARDING WHEN AND WHERE THE VOTING INSTRUCTION FORM OR FORM OF PROXY IS TO BE DELIVERED.


                              REVOCABILITY OF PROXY

Any registered Shareholder who has returned a Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing, including a Proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournments thereof, or with the chairman of the Meeting on the day of the Meeting. ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST 7 DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.


                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of Class A preferred shares having the preferences, rights, conditions, restrictions, limitations and prohibitions as set forth in the Corporation's Articles. As at May 15, 2003, there were a total of 8,183,733 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.


                              ELECTION OF DIRECTORS

The Corporation's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of Shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

At the Meeting, Shareholders will be called upon to elect two Class I directors. Alex W. Blodgett and Lance Eng (the "nominees") are both to be re-elected as Class I directors to serve for a term of three years until the annual general meeting of Shareholders for the year 2005, to be held in the year 2006. While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person or persons as directors. Proxies received by the directors on which no designation is made will be voted for the management nominees for election as directors or any substitute nominees thereof as may be determined by management, if necessary.

Tom S. Kusumoto, a Class III director, has two years remaining in his term as a director of the Corporation, which expires at the 2004 annual meeting of Shareholders, to be held in the year 2005.

Tian Kusumoto, a Class II director, has one year remaining in his term as a director of the Corporation, which expires at the 2003 annual meeting of Shareholders, to be held in the year 2004.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director and each director of the Corporation whose term of office will continue after the Meeting, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


                                                                      NUMBER OF SHARES
NAME AND PRESENT                                                      BENEFICIALLY OWNED,
POSITION WITH THE                                                     DIRECTLY OR INDIRECTLY
CORPORATION              PRINCIPAL OCCUPATION     DIRECTOR SINCE      AS OF THE DATE HEREOF
--------------------------------------------------------------------------------------------

TOM S. KUSUMOTO(1)        Director and President,     1998                   552,490(2)
President and Director    Mercury Partners &
                          Company Inc.; President
                          and Director, North
                          Group Limited; Director,
                          Wavefire.com Inc.
---------------------------------------------------------------------------------------------

TIAN KUSUMOTO             Director and Secretary,     1998                      Nil
Secretary and Director    Mercury Partners &
                          Company Inc.; Secretary
                          & Director, North Group
                          Limited; Director,
                          Infiniti Resources
                          International Ltd.
---------------------------------------------------------------------------------------------

ALEX W. BLODGETT(1)       Director, Mercury Partners  1998                      Nil
Director                  & Company Inc.; Managing
                          Director, Corporate
                          Finance, Evans & Evans,
                          Inc.; formerly, Vice-
                          President, Oxford Bancorp
                          Inc.; formerly, Partner,
                          Gordon Capital Corporation
                          Formerly, Vice-President of
                          Corporate Finance, Bankers
                          Trust Company
-----------------------------------------------------------------------------------------------

LANCE ENG(1)              Vice-President, SG Cowen    2001                      NIL
Director                  Securities Corporation;
                          formerly senior Associate,
                          Global Corporate Finance,
                          Arthur Andersen (Singapore);
                          formerly Investment Banker,
                          Development Bank of Singapore.
-----------------------------------------------------------------------------------------------


(1)     Member  of  the  Audit  Committee.
(2) The shares are held by Geko Bank Corp., a company wholly owned by Tom S. Kusumoto

The  Corporation  does  not  have  an  executive  committee  of  the  Board.

                       STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation, the Corporation is required to provide a summary of all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of the individuals comprised of the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceed $100,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year (the "Named Executive Officers").

No Named Executive Officers of the Corporation received a combined salary and bonus in excess of $100,000 in any of the three most recently completed fiscal years of the Corporation. Set below is a summary of compensation paid during each of the three most recently completed financial years of the Corporation to its Chief Executive Officer.

SUMMARY  COMPENSATION  TABLE


                                         Annual  Compensation
                                                            Other
Name and           Year                                     Annual
Principal          Ended           Salary       Bonus       Compensation
Position           December 31      ($)          ($)           ($)
Tom S.             2002                -         -            -
Kusumoto           2001            600,000(1)    -            -
President          2000            600,000(1)    -            -
and Chief
Executive
Officer
                                     Long-Term Compensation
                                Awards                    Payouts
                                Securities   Restricted
                                Under        Shares                    All
                                Options      or                        Other
Name and           Year         SARs(1)      Share        LTIP(2)      Compen-
Principal          Ended        Granted      Units        Payouts      sation
Position           December 31    (#)         ($)           ($)         ($)
Tom S.             2002            -          -            -           -
Kusumoto           2001            -          -            -           -
President          2000            -          -            -           -
and Chief
Executive
Officer


(1)   Paid  as  fees  to  Geko  Bank  Corp., a company wholly-owned by Tom S.
      Kusumoto.

LONG-TERM  INCENTIVE  PLAN  ("LTIP")  AWARDS

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (where performance is measured by reference to the Corporation's financial performance or the price of its securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

OPTION/STOCK APPRECIATION RIGHTS ("SAR") GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The Corporation did not grant any options/SARs to the Named Executive Officers during the financial year ended December 31, 2002.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The Named Executive Officers do not hold any options or freestanding SARs to acquire securities of the Corporation and did not acquire any securities of the Corporation on the exercise of options or freestanding SARs during the financial year ended December 31, 2002.

TERMINATION  OF  EMPLOYMENT,  CHANGE  IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

The Corporation has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Name Executive Officers the value of such compensation exceeds $100,000.

COMPENSATION  OF  DIRECTORS

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Proxy Circular. The directors are, however, reimbursed for expenses incurred in connection with their services as directors.

The Corporation does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors and did not grant stock options to the directors during the most recently completed financial year.


                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or was a director, executive officer or senior officer of the Corporation, any proposed nominee for election as a director of the Corporation or any associate of such director or officer, is or has been indebted to the Corporation or any of its subsidiaries since the beginning of the most recently completed financial year of the Corporation, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries during that period.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year of the Corporation, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership in the Corporation or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.


                             APPOINTMENT OF AUDITOR

The persons named as proxyholders in the Proxy intend to vote for the re-appointment of Davidson & Company, Chartered Accountants, Vancouver, British Columbia, as the Corporation's auditors until the next annual general meeting of the Shareholders, at a remuneration to be fixed by the Board. Davidson & Company, Chartered Accountants were first appointed as the Corporation's auditors on September 1, 1998.


                              MANAGEMENT CONTRACTS

There are no management functions of the Corporation or its subsidiaries, which are performed to a substantial degree by a person other than a director or senior officer.


                     PARTICULARS OF MATTERS TO BE ACTED UPON

SPECIAL  RESOLUTION  TO  REDUCE  THE  CAPITAL  STOCK  OF  THE  CORPORATION

Shareholders of the Corporation will be asked to vote for a special resolution (in substantially the form of Resolution set out in Schedule "A" hereto) to reduce the capital stock account of the Corporation.

For the financial year ended December 31, 2002, the Corporation had a deficit of approximately $1,006,011 and capital stock of approximately $3,456,139. As a result of the deficit, the board of directors of the Corporation has deemed it prudent to reduce the capital stock account of the Corporation by approximately $1,006,011 or such lesser amount as may be determined by the board of directors. The board of directors feel the foregoing is necessary as the said reduction represents capital that is not represented by realizable assets.

In order to be effective, the proposed resolution must be passed by not less than two-thirds of the votes cast in respect thereof by the Shareholders who vote in respect of such resolution.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer or insider of the Corporation, or any associate or affiliate of such director, officer or insider, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year that has materially affected the Corporation or any of its subsidiaries, or any proposed transaction that would materially affect the Corporation or any of its subsidiaries, except with respect to an interest arising from the ownership of shares of the Corporation where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares in the capital of the Corporation.


                          REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.


                                 OTHER BUSINESS

The management of the Corporation knows of no other matters to come before the Meeting other than referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation will properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.


                            APPROVAL AND CERTIFICATE

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER CERTAIN SECURITIES LEGISLATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED  at  Vancouver,  British  Columbia,  this  15  day  of  May,  2003.


BY  ORDER  OF  THE  BOARD  OF  DIRECTORS

/s/  Tom  S.  Kusumoto
---------------------------
TOM  S.  KUSUMOTO
President

                                  SCHEDULE "A"

                    RESOLUTION FOR ANNUAL AND SPECIAL MEETING

        SPECIAL RESOLUTION TO REDUCE THE CAPITAL STOCK OF THE CORPORATION

"BE  IT  RESOLVED  AS  A  SPECIAL  RESOLUTION  THAT:
----------------------------------------------------

1. the capital stock account of the Corporation be reduced by approximately $1,006,011 or such lesser amount as may be determined by the board of directors to reflect the capital that is lost or unrepresented by available assets;

2. notwithstanding that this special resolution has been duly passed by the Shareholders of the Corporation, the directors of the Corporation be and are hereby authorized and empowered to revoke this special resolution at any time prior to it being acted upon, and to determine not to proceed with the reduction of the capital stock of the Corporation without further approval of the Shareholders of the Corporation; and

3. any one director or officer of the Corporation be and is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done, such other acts and things, as in the opinion of such one director or one officer of the Corporation may be necessary or desirable in order to implement and fully carry out the intent of the foregoing."

                      SUPPLEMENTAL MAILING LIST RETURN CARD

                TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF
               MERCURY PARTNERS & COMPANY INC. (THE "CORPORATION")

                                *   *   *   *   *
National Instrument 54-101/Shareholder Communication provides registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Corporation. These reports are also available for review on the SEDAR website www.sedar.com along with all other information released by the Corporation. If you are interested in receiving such statements, by mail, fax or e-mail, please complete and return this form to the Corporation at the following address:


                         MERCURY PARTNERS & COMPANY INC.
                           PO Box 28051 Harbour Centre
                           Vancouver, British Columbia
                                 V6B 5L8  CANADA

I HEREBY CERTIFY that I am a Shareholder of the Corporation, and as such, request that you add me to your Supplemental Mailing List.

Name  of  Shareholder:
                             --------------------------------------------
Address:
                             --------------------------------------------
                             (Street)

                             --------------------------------------------
                             (City)

                             --------------------------------------------
                             (Province or State)     (Postal or Zip Code)

                            No. of Shares  Owned:
                                                  -----------------------

Signature:                       Dated        this day                of  ,2003.
          ------------------           ------          -------------

e-mail  address
                ------------------------

Method  of  communication:             e-mail*               mail
                           -----------         -------------

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached "Consent to Electronic Delivery of Documents" form and provide your e-mail address above. Please ensure that your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

================================================================================
  THE CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FORM MUST BE SIGNED TO RECEIVE
                           INFORMATION ELECTRONICALLY
================================================================================

                   CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1. I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification of the availability of a document in electronic format. The notification e-mail may or may not contain the actual document. If not, the notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer.

2. I acknowledge documents distributed electronically may be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by regular mail (Suite 613 - 375 Water Street, Vancouver, British Columbia, V6B
5C6).

4. For the above named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered at any time by notifying the deliverer of such revised or revoked consent by regular mail (Suite 613 - 375 Water Street, Vancouver, British Columbia, V6B 5C6).

7.     I  understand  that  I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.


----------------------------        ----------------------------------
(Name)                              (Postal  Address)


--------------------------------
SIGNATURE  OF  SHAREHOLDER

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:  MERCURY PARTNERS & COMPANY  INC.
             --------------------------------


By:          /s/  Tom  S.  Kusumoto
             --------------------------------
             TOM  S.  KUSUMOTO,  PRESIDENT


Date:        May  23,  2003
             -------------------------------